Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-207286

Dated November 17, 2016

Veritiv Announces Pricing of Secondary Offering of

Common Stock and Concurrent Share Repurchase

ATLANTA (November 17, 2016) — Veritiv Corporation (NYSE: VRTV) today announced the pricing of an underwritten public offering of 1,568,000 shares of its common stock by UWW Holdings, LLC, one of its existing stockholders and the former parent company of Unisource Worldwide, Inc., at a public offering price of $45.00 per share.  The selling stockholder has granted a 30-day option to the underwriters to purchase up to an additional 188,160 shares from the selling stockholder.  The Company is not selling any shares of common stock in the offering, and the Company will not receive any proceeds from the offering by the selling stockholder.  Subject to the satisfaction of customary conditions, the offering is expected to close on November 23, 2016.

In addition, as previously announced, the Company has agreed to repurchase 313,600 of the 1,568,000 shares from the underwriters, concurrently with the closing of the offering.  The shares will be repurchased at a price of $42.8625 per share, which is the price at which the underwriters will purchase such shares from the selling stockholder, for an aggregate purchase price of approximately $13.4 million.  The closing of the share repurchase is contingent on, and expected to occur simultaneously with, the closing of the offering.

BofA Merrill Lynch, SunTrust Robinson Humphrey and Wells Fargo Securities are acting as joint book-running managers of the offering.

A registration statement (including prospectus) relating to these securities was filed with and declared effective by the Securities and Exchange Commission (the “SEC”). Information about the offering is available in the prospectus supplement to be filed by the Company with the SEC.  Copies of the prospectus supplement and the accompanying prospectus relating to the offering may be obtained by contacting BofA Merrill Lynch, attention: Prospectus Department, NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte, NC 28255-0001, telephone: 1-800-294-1322, email: dg.prospectus_requests@baml.com.

The offering of these securities is being made solely by means of a prospectus supplement and the accompanying prospectus.  This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Veritiv

Veritiv Corporation (NYSE: VRTV), headquartered in Atlanta and a Fortune 500® Company, is a leading North American business-to-business distributor of print, publishing, packaging, and facility solutions; and also a provider of logistics and supply chain management services.  Serving customers in a wide range of industries, the Company has approximately 180 distribution centers throughout the U.S., Mexico and Canada, and employs approximately 8,800 team members worldwide that help shape the success of its customers.

Safe Harbor Provision

Certain statements contained in this press release regarding the proposed offering and share repurchase are “forward-looking statements” subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. Where possible, the words “believe,” “expect,” “anticipate,” “intend,” “should,” “will,” “would,” “planned,” “estimated,” “potential,” “goal,” “outlook,” “may,” “predicts,” “could,” or the negative of such terms, or other comparable expressions, as they relate to the Company or its business, have been used to identify such forward-looking statements. All forward-looking statements reflect only the Company’s current beliefs and assumptions with respect to future operating results, performance, business plans, prospects, guidance and other matters, and are based on information currently available to the Company. Accordingly, the statements are subject to significant risks, uncertainties and contingencies, which could cause the Company’s actual operating results, performance, business plans or prospects to differ materially from those expressed in, or implied by, these statements. Factors that could cause actual results to differ materially from current expectations include risks and other factors described under “Risk Factors” in the Company’s Annual Report on Form 10-K and elsewhere in the Company’s publicly available reports filed with the SEC, which contain a discussion of various factors that may affect the Company’s business or financial results. The Company is not responsible for updating the information contained in this press release beyond the published date, or for changes made to this document by wire services or Internet service providers.

Veritiv Contacts:

Investors: Tom Morabito, 770-391-8451	Media: Ed Patterson, 770-391-8244

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